File Number 70-8759


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                            Post-Effective Amendment No. 5
                                          to
                                       Form U-1

                   APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                             HOLDING COMPANY ACT OF 1935

                                          By

                           CONSOLIDATED NATURAL GAS COMPANY
                            CNG INTERNATIONAL CORPORATION
                                      CNG Tower
                                  625 Liberty Avenue
                         Pittsburgh, Pennsylvania 15222-3199

           Consolidated Natural Gas Company, a registered holding company, is the parent of the other party

                      Names and addresses of agents for service:

                        S. E. WILLIAMS, Senior Vice President
                                 and General Counsel
                           Consolidated Natural Gas Company
                                      CNG Tower
                                  625 Liberty Avenue
                         Pittsburgh, Pennsylvania 15222-3199


                           N. F. CHANDLER, General Attorney
                    Consolidated Natural Gas Service Company, Inc.
                                      CNG Tower
                                  625 Liberty Avenue
                         Pittsburgh, Pennsylvania 15222-3199

                                                        File Number 70-8759


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                            Post-Effective Amendment No. 5
                                          to
                                       FORM U-1

                   APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                             HOLDING COMPANY ACT OF 1935


          Item 1. Description of Proposed Transaction
                  -----------------------------------

                1.1 Introduction.  Consolidated Natural Gas Company (the
                   ------------
          "Company" or"CNG"), a registered holding company under the Public

          Utility Holding Company Act of 1935, seeks authorization to invest up to $75 million, through CNG International Corporation

          ("CNG International"), in certain Australian pipeline projects

          ("Australian Pipeline Projects"), and for such related

          transactions as may be necessary to effectuate the acquisition of an interest in the Australian Pipeline Projects.

                By order dated May 30, 1996, CNG was authorized to

          establish CNG International to invest in foreign utility

          companies ("FUCOs") and exempt wholesale generators ("EWGs")

          located outside of the United States.  Holding Co. Act Release

          No. 26523.<FN1>   The order further authorized the formation and

          capitalization of intermediate subsidiaries to hold interests in such EWGs and FUCOs, and the provision of up to $300 million credit support for these entities.  In the May order, the SEC reserved jurisdiction, pending completion of the record, over:

          (i) the investment by CNG, through CNG International, of up to

          $300 million in entities that would engage in (a) rendering certain energy consulting and administrative, technical,

          construction, operating, maintenance,

          -----------------------
          <1>   A notice of the filing was issued on February 9, 1996.  No requests for hearing were received.

          and other management services to nonassociates in connection with their foreign operations ("Consulting and Support Services") and

          (b) certain other energy-related businesses in foreign countries

          ("Foreign Energy Activities"), (ii) the provision by CNG, CNG

          International and its subsidiaries of credit support agreements aggregating, together with EWG/FUCO credit support, up to $300 million credit support as it relates to these activities, (iii)

          the issue and sale of nonexempt securities by CNG International and its subsidiaries, (iv) certain affiliate transactions; and

          (v) associated reporting requirements.

                By order dated October 25, 1996, the SEC authorized CNG to invest, through CNG International, up to an aggregate amount of

          $75 million in two South American pipeline projects.

          Specifically, CNG has been authorized to invest up to $50 million in connection with a consortium bid to acquire a 50% economic interest in, and operational control of the hydrocarbon

          transportation unit of Yacimientos Petroliferos Fiscales

          Bolivianos, the Bolivian state-owned oil and gas company.  The

          SEC also authorized CNG to invest up to $25 million in connection with a proposal to construct, own and operate a gas pipeline between Buenos Aires, Argentina and Montevideo, Uruguay.  The SEC

          reserved jurisdiction for three years over the acquisition of an interest in an oil pipeline in connection with the Bolivian gas pipeline project.  Holding Co. Act Release No. 26595.

                CNG now requests authority to invest up to $75 million

          through CNG International in two additional pipeline projects,

          and for certain related transactions.

                CNG has been providing, and will continue to provide,

          copies of filings in this matter to its state regulators, Ohio

          Public Utilities Commission, Pennsylvania Public Utility

          Commission, and West Virginia Public Service

           Commission. There has been no adverse comment from those

          regulators.

                Time is of the essence.  Accordingly, CNG asks the SEC

          issue an order approving the proposed transactions no later than

          November 27, 1996.

                1.2  Proposed Investments
                     ---------------------

                As explained in Post-Effective Amendment No. 3, every

          investment opportunity pursued by CNG is subjected to a series of formal reviews to ensure that the project satisfies the Company's standards for investment.  Over the past year, CNG has reviewed literally dozens of potential foreign ventures.  On the basis of that review, CNG has identified two new pipeline projects that meet the Company's criteria for investments.  Specific authority is requested for those projects as discussed below.

          Background
          ----------

                Earlier this year, Tenneco, Inc. ("Tenneco") agreed to sell its natural gas operations to El Paso Energy Corporation ("El

          Paso") for $750 million in stock and the assumption of debt and other liabilities. <FN2>  As a result of the purchase, El Paso will become the largest gas transportation company, by volume, in the natural gas industry.  To relieve the heavy debt burden associated with the acquisition, El Paso announced that it would sell certain properties worth approximately $500 million and issue new stock to preserve an investment-grade credit rating.

          -------------------
          <2>   Neither Tenneco nor El Paso is a public-utility company
          within the meaning of the Act.

          The Proposed Transactions
          --------------------------

                CNG seeks to invest in a joint venture ("Joint Venture")

          with El Paso Energy International Company ("EPIC"), a subsidiary of El Paso.  The Joint Venture will be engaged initially in the operation and expansion of certain Australian gas pipeline projects ("the Australian Pipeline Projects") that El Paso will acquire from Tenneco.  Through the Joint Venture, CNG will invest up to $75 million to acquire up to 50% of the equity of Tenneco

          Holdings Pty. Ltd. ("TH"), a company formed under the laws of the

          Australian Capital Territory with its principal place of business in Australia.  TH owns all of the outstanding shares of Tenneco

          Energy Australia, Pty. Ltd., which owns all of the outstanding shares of Tenneco Energy South Australia Pty. Ltd. ("TESA") and

          Tenneco Energy Queensland Pty. Ltd. ("TEQ").  TH also owns all of the shares of Tenneco Energy Operations and Maintenance Pty. Ltd.

          ("TEOM").  Each of these entities is a corporation organized and existing under the laws of Australia, with its principal place of business in Australia.<FN3>

                The Australian Pipeline Projects will consist of:

                *     100% of a 470 mile, 16 inch gas transmission system

                      now owned by TEQ that is located in Northeastern

                      Australia, extending from the Cooper/Eromonga Basin

                      in Southwest Queensland to Wallumbilla,

                      interconnecting with existing pipelines serving the

                      Brisbane and Gladstone markets.  The facilities have

                      a free-flow capacity of 128 million cubic feet per

                      day and compressed capacity of up to 293 million

                      cubic feet per day.  Construction on the Queensland

                      pipeline project commenced in December, 1995.  It is

                      anticipated that the pipeline will begin operations

                      in January, 1997.


          -----------------
          <3>   The names of these entities will be changed prior to or
          concurrent with CNG's investment in TH to delete references to "Tenneco" but their assets and business will remain the same.

                *     100% of two separate pipelines that were acquired by

                      TESA in connection with the privatization of the

                      Pipeline Authority of South Australia in June, 1995.

                      Both pipelines are currently in operation.  One

                      pipeline consists of a 488 mile, 22 inch gas

                      transmission system connecting gas supplies in Moomba

                      (the central supply point of the Cooper Basin of

                      South Australia and Queensland) to the city of

                      Adelaide, South Australia, with a total free flow

                      capacity of 140 million cubic feet per day and

                      existing compressed capacity of 355 million cubic

                      feet per day.  The second pipeline consists of a 44

                      mile, 6 inch gas transmission pipeline connecting gas

                      supplies in Katnook to markets in South Australia,

                      with a free flow capacity of approximately 23 million

                      cubic feet per day.

                *     TEOM, which will initially be engaged exclusively in

                      the development, operations, maintenance and

                      management of the Australian Pipeline Projects.

          Subsidiaries of CNG International and EPIC will act in full partnership in the development, ownership and operation of the

          Australian Pipeline Projects.

                It is contemplated that the Joint Venture may invest in

          related business opportunities in Australia, provided that the

          Joint Venture shall, at all times, be engaged primarily in the exploration, development, production, manufacture, storage,

          transportation or supply of natural or manufactured gas within the meaning of rule 16 under the Act. <FN4> CNG will seek such additional authority as may be required in connection with these activities.

                Pursuant to rule 16, EPIC and each affiliate thereof,

          including the Joint Venture, and TH and each existing and future subsidiary and affiliate thereof, shall be exempt from all obligations, duties or liabilities imposed upon it by the 1935

          Act as a subsidiary company or an affiliate of a registered holding company.

          Related transactions
          --------------------

                CNG International will carry on the proposed activities

          through one or more special-purpose subsidiary or associate companies, partnerships, limited liability companies, joint ventures or other entities (depending upon the legal and

          regulatory requirements of the particular project) to be formed with unrelated persons or entities for the sole purpose of engaging in Foreign Energy Activities.

                It is anticipated that financings by and among CNG

          International and its subsidiaries will be generally exempt pursuant to rule 52 under the Act.  CNG requests the SEC reserve jurisdiction over any financing transactions that are not so exempt.<FN5>

                Pursuant to the authorizations requested above and without limiting the same, CNG International and its subsidiaries would be able to acquire, without further SEC approval, voting or nonvoting stock in one or more corporations, general partnership interests or voting equity interests in one or more other joint


          ------------------------
          <4>    In connection with such activities, the participants will
          rely on the exemptions provided by rules 16, 45 and 52, and such other rules as may hereafter be adopted or are otherwise applicable.

          <5>   CNG will file a post-effective amendment describing the
          general terms of each such security and requesting a supplemental order of the Commission authorizing such transactions. CNG requests that supplemental orders be issued without further public notice.

          business entities such as joint ventures or limited liability companies, or up to 100% of the limited partnership interests in one or more partnerships, provided all of such corporations,

          partnerships or other entities are established for the sole purpose of engaging in Foreign Energy Activities authorized by the SEC.<FN6>

                CNG International will fund the proposed transactions by

          (i) selling shares of its common stock, $10,000 par value per share, to CNG, (ii) open account advances as described below, or

          (iii) long-term loans from CNG, in any combination thereof.  The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of CNG in the forms listed.

                Open account advances may be made to CNG International on a revolving basis to provide working capital and to finance the activities authorized by the SEC.  Open account advances will be made under letter agreement with CNG International and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as CNG's weighted average effective rate for commercial paper and/or revolving credit borrowings.  If no such borrowings are outstanding, the interest rate shall be predicated on the

          Federal Funds' effective rate of interest as quoted daily by the

          Federal Reserve Bank of New York.  Only outstanding amounts of open account advances will be calculated against the $300 million cap on financing requested herein.

                CNG may make long-term loans to CNG International for the

          financing of its activities.  Loans to CNG International shall be evidenced by long-term non-negotiable notes of CNG International

          (documented by book entry only) maturing over a period of time

          (not in excess of 50 years) to be determined by

          --------------------
          <6>   This would be similar to the authorization granted to CNG
          Energy in Commission order dated July 26, 1995, Holding Co. Act Release No. 26341, File No. 70-8621.

          the officers of CNG, with the interest predicated on and equal to

          CNG's cost of funds for comparable borrowings.  In the event CNG has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers Inc. Bond Market Roundup or similar publication on the date nearest to the time of

          takedown.  All loans may be prepaid at any time without premium or penalty.

                CNG will obtain the funds required for CNG International

          either through internal cash generation or from financings at the time authorized by the SEC, such as pursuant to the five year intrasystem financing authorization under Holding Co. Act Release

          No. 26500 (March 28, 1996).

                Authority is sought for CNG, CNG International and its

          subsidiaries engaged in Foreign Energy Activities to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses.  The maximum aggregate limit on all credit support by CNG, CNG International and its subsidiaries,

          including the credit support previously authorized for EWGs and

          FUCOs, will be up to $300 million at any one time outstanding.

          The $300 million in guarantees and other credit support is in addition to the $300 million investment authority requested elsewhere herein.

          RULE 54 SATISFIED
          -----------------

                Rule 54 promulgated under the Act states that in

          determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the

          acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the SEC shall not consider the effect of the capitalization or earnings of any subsidiary which is an

          EWG or a FUCO upon the registered holding company system if rules

          53(a), (b) or (c) are satisfied.  Currently CNG owns indirectly,

          through CNG Power Services Corporation, an EWG, a 1% general partnership interest in Lakewood Cogeneration, L.P. ("Lakewood"),

          also an EWG.  CNG Power Company, a wholly-owned subsidiary of CNG

          Energy Services Corporation, owns a 34% limited partnership interest in Lakewood.  CNG does not own any interests in a FUCO.

          CNG believe that rule 53(a), (b) and (c) are satisfied in its case as follows.

                Fifty percent of CNG's retained earning as of June 30, 1996 was $716,932,000; CNG's aggregate investment (as defined in rule

          53(a)(1)(i)) in Lakewood on such date and in both its EWGs as of the date of filing of this Post-Effective Amendment is estimated to be approximately $18,000,000, thereby satisfying rule

          53(a)(1).  CNG and its subsidiaries maintain books and records to identify the investments in and earning from its EWGs in which they directly or indirectly hold an interest, thereby satisfying rule 53(a)(2).  In addition, the books and records of each such entity are kept in conformity with the United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and CNG undertakes to provide the

          SEC access to such books and records and financial statements as it may request.  Employees of CNG's domestic public-utility companies at this time do not render services, directly or indirectly, to the EWGs in the CNG
          system, thereby satisfying rule 53(a)(3).  Copies of the Form U-1 filings and the other filings required pursuant to rule 53(a)(4)

          are being sent to the state regulators.  None of the condition described in rule 53(b) exist with respect to CNG, thereby satisfying rule 53(b) and making rule 53(c) inapplicable.

          Item 2.  Fees, Commissions and Expenses.
                   -------------------------------

               The fees, commissions and expenses to be paid or incurred in connection with the filing of this Application-Declaration are estimated not to exceed $25,000, including the SEC's $2,000 filing fee, fees payable to Consolidated Natural Gas Service

          Company, Inc. ("Service Company") for services on a cost basis

          (including fees of regularly employed counsel).


          Item 3.  Applicable Statutory Provisions.
                   --------------------------------

               3.1 Authorization Requested.  By order dated May 30, 1996,
                   ------------------------

          CNG was authorized to establish CNG International to invest in

          FUCOs and EWGs located outside of the United States.  Holding Co.

          Act Release No. 26523.  The order further authorized the

          formation and capitalization of intermediate subsidiaries to hold interests in such EWGs and FUCOs, and the provision of up to $300 million credit support for these entities.  In the May order, the

          SEC reserved jurisdiction, pending completion of the record,

          over: (i) the investment by CNG, through CNG International, of up to $300 million in entities that would engage in Consulting and

          Support Services and Foreign Energy Activities, (ii) the

          provision by CNG, CNG International and its subsidiaries of credit support agreements aggregating, together with EWG/FUCO credit support, up to $300 million credit support as it relates to these activities, (iii) the issue and sale of nonexempt securities by CNG International and its subsidiaries, (iv)

          certain affiliate transactions; and (v) associated reporting requirements.

                By order dated October 25, 1996, the SEC authorized CNG to invest, through CNG International, up to an aggregate amount of

          $75 million in two South American pipeline projects.

          Specifically, CNG has been authorized to invest up to $50 million in connection with a consortium bid to acquire a 50% economic interest in, and operational control of the hydrocarbon

          transportation unit of Yacimientos Petroliferos Fiscales

          Bolivianos, the Bolivian state-owned oil and gas company.  The

          SEC also authorized CNG to invest up to $25 million in connection with a proposal to construct, own and operate a gas pipeline between Buenos Aires, Argentina and Montevideo, Uruguay.  The SEC

          reserved jurisdiction for three years over the acquisition of an interest in an oil pipeline in connection with the Bolivian gas pipeline project.  Holding Co. Act Release No. 26595.

                CNG now requests authority to invest up to $75 million

          through CNG International in the Australian Pipeline Projects,

          and for such related transactions as may be necessary to

          effectuate the acquisition of an interest in the Australian

          Pipeline Projects.

                 3.2 General Provisions.  The proposal herein is subject to
                     -------------------
          sections 9(a),10, 11, 32 and rules 16 and 54, and the Gas Related

          Activities Act of 1990.  In its order dated October 25, 1996, the

          SEC found that investments by CNG in foreign gas pipeline

          projects "constitute entry into the business of transportation of natural gas subject to section 2(a) of the [Gas Related

          Activities Act of 1990]."  Holding Co. Act Release No. 26595.

          Thus, these acquisitions are deemed to satisfy the requirements of section 11(b)(1) of the Act.

                As the SEC notes, the other requirements of section 10 of

          the Act continue to apply.  CNG submits that these requirements are met for the reasons set forth in post-effective amendment no.

          3 in this matter.  Briefly stated, the proposed Foreign Energy

          Activities are a necessary complement to the foreign utility activities authorized under the Energy Policy

          Act of 1992.  Strategic benefits are anticipated to stem from the company's participation in new energy markets.  While investments in foreign projects may pose risks that do not arise in the domestic electric utility industry, these risks are not an absolute bar to foreign investment.  Rather, as the SEC

          emphasized in its recent order permitting Southern to invest an amount equal to 100% of its consolidated retained earnings in exempt wholesale generators and foreign utility companies, there is a need for the registered holding company to establish

          procedures to identify and mitigate such risks.<FN7>

                In this matter, as discussed previously, there are ample

          safeguards for consumer interests.  The transactions will be structured so that investors and not consumers will bear the risks that may be associated with these new ventures.  As

          explained previously, CNG conducts a thorough review of any proposed investment, with a view toward risk management.  The international operations will be conducted with the same prudence and sound business judgment that has resulted in CNG's present status as one of the country's most financially sound energy providers.

                Accordingly, for the reasons set forth above, CNG requests that the SEC authorize the proposed pipeline investments and reserve jurisdiction over the other proposed gas transmission and storage, gas exploration and production and the marketing and brokering of energy commodities, pending completion of the record.

          Item 4. Regulatory Approval
                  -------------------


          --------------------------
          <7>   Southern Co., Holding Co. Act Release No. 26501 (Apr. 1,
                ------------
          1996).

               The authorization sought herein is not subject to the

          jurisdiction of any State or Federal Commission (other than the

          SEC).

          Item 5.  Procedure
                   ---------

                It is hereby requested that the SEC issue its order with

          respect to the two proposed pipeline transactions on or before

          November 19, 1996.

                It is submitted that a recommended decision by a hearing or other responsible officer of the SEC is not needed with respect to the proposed transactions.  The Division of Investment

          Management - Office of Public Utility

          Regulation may assist in the preparation of the SEC's decision.

          There should be no waiting period between the issuance of the

          SEC's order and the date on which it is to become effective.

                Subject to the terms and conditions prescribed in rule 24

          under the Act, except that the certificates required to be filed thereunder shall be filed within forty-five days following the end of each calendar quarter and shall include:

                (1) a copy of the Joint Venture's balance sheet and income statement and any related notes; and

                (2) a brief narrative description of the Australian

          Pipeline Projects (including in particular the project size,

          location and scope of operation, and specifying any activities engaged in by the Joint Venture in respect of the development,

          operations, maintenance, and  management of the Australian

          Pipeline Projects); and

                (3) within ninety days following consummation of the sale

          of each pipeline project, a certificate so stating the

          applicant's investment position, accompanied by a detailed description of each foreign pipeline project in respect of which the applicant has acquired an interest; and

                (4) on an annual basis with ninety days following each June

          30 and December 31, in respect of each pipeline project entity in which the applicant has acquired an interest, a description of each pipeline project and a copy of each entity's balance sheet,

          income statement and any related notes, all in English.

          Item 6.  Exhibits and Financial Statements
                   ---------------------------------

                The following exhibits and financial statements are made a part of this statement:

                (a)  Exhibits

                F Opinion of counsel for CNG and CNG International (previously filed).

                G     Form of Notice (previously filed).


          Item 7.  Information as to Environmental Effects
                   ---------------------------------------
                The proposed transactions do not involve major federal

          action having a significant effect on the human environment.  No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                      SIGNATURE



                Pursuant to the requirements of the Public Utility Holding

          Company Act  of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY

                                         By:  /s/ D. M. Westfall
                                            ---------------------------
                                              D. M. Westfall
                                              Senior Vice President
                                               and Chief Financial Officer


                                  CNG INTERNATIONAL CORPORATION

                                        By:  /s/ N. F. Chandler
                                           -----------------------------
                                               N. F. Chandler
                                                Its attorney





          Date: November 19, 1996